UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 20, 2006**

CATERPILLAR INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 2.02. Results of Operations and Financial Condition and Item 7.01. Regulation FD Disclosure.

On October 20, 2006, Caterpillar Inc. issued a press release reporting financial results for the quarter ended September 30, 2006 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits:

99.1 3rd Quarter Results Press Release dated October 20, 2006 and Safe Harbor Statement.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 20, 2006 By: */s/James B. Buda*

James B. Buda
Vice President

Exhibit 99.1

Caterpillar Inc.
3Q 2006 Earnings Release

October 20, 2006

FOR IMMEDIATE RELEASE

Caterpillar Reports Record Third Quarter;
Sales and Revenues up 17 Percent; Profit Per Share Up 21 Percent

Caterpillar has best third quarter in the company's history; focus is on execution of the company's strategy in areas of quality, safety and velocity

PEORIA, Ill. – With a strong focus on executing its corporate strategy, today Caterpillar Inc. (NYSE: CAT) reported record third quarter 2006 sales and revenues of $10.517 billion and record third-quarter profit of $769 million, or $1.14 per share. Sales and revenues increased 17 percent, and profit per share was up 21 percent compared with the third quarter of 2005. Sales and revenues for the first nine months of 2006 of $30.514 billion and profit of $2.655 billion, or $3.86 per share, were also records.

"We achieved this quarter's results due in great part to the efforts of Caterpillar's employees, dealers and suppliers who continue to work to remove bottlenecks and increase production for a number of products," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "Team Caterpillar remains focused on achieving our 2010 goals and executing our corporate strategy with *6 Sigma*—especially in the areas of quality, safety and velocity."

Sales and revenues increased $1.540 billion—$1.063 billion from higher ***sales volume***, $290 million from improved ***price realization***, $97 million from the effects of ***currency*** and $90 million from higher ***Financial Products*** revenues.

Third-quarter profit increased $102 million from third quarter 2005. The increase was largely due to improved price realization and higher sales volume, partially offset by higher costs, including approximately $80 million of expense related to various legal disputes, principally a settlement with Navistar.

“I’m excited about Caterpillar’s future and our ability to deliver on the goals we’ve set,” Owens said. “We’re into our fourth year of solid growth in many of the key industries we serve—mining, energy and infrastructure development in particular. Our product line remains the global leader, and our brands are strong and recognized worldwide as the highest in customer value. We’re well-positioned to build on these strengths going forward.“

(A more complete review of third-quarter results begins on page 4.)

2006 Outlook / 2007 Preliminary Outlook

We expect sales and revenues for 2006 to be about $41 billion, up about 13 percent from 2005, and profit per share to be in a range of $5.05 to $5.30. The previous outlook reflected sales and revenues up 12 to 15 percent and profit per share of $5.25 to $5.50. The decline from the previous outlook was a result of charges related to third-quarter legal disputes, higher ***core operating costs*** and slightly lower sales volume.

Our preliminary outlook for 2007 sales and revenues is flat to up 5 percent from 2006, and profit per share is expected to be flat to up 10 percent from the midpoint of the 2006 outlook range.

“We’re expecting slightly higher sales and revenues in 2007 despite the prospects of a slowing U.S. economy, a sharp drop in sales of on-highway truck engines and weaker housing construction,” Owens said. “It’s a testament to the strength and diversity of the industries we serve and the global nature of our products and services that we expect at least modest growth despite a weaker U.S. economy and significant declines in important North American markets. While next year will likely be a year of slower corporate growth, the fundamentals for key global industries we serve are strong, and after the 2007 pause, we expect continued solid growth through the end of the decade.”

(Complete outlook begins on page 10.)

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2005 sales and revenues of $36.339 billion, Caterpillar is the world’s leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and a wide and growing offering of related services. More information is available at http://www.cat.com.

Caterpillar contact:
Rusty Dunn
Corporate Public Affairs
(309) 675-4803
Dunn_Rusty_L@cat.com

Note: Glossary of terms included on pages 23-24; first occurrence of terms shown in bold italics.

Key Points

Third Quarter

- Third-quarter sales and revenues of $10.517 billion were 17 percent higher than third quarter 2005.
- *Machinery* sales increased 15 percent, *Engines* sales increased 23 percent and Financial Products revenues rose 15 percent from a year ago.
- Third-quarter profit was $769 million, or $1.14 per share—21 percent higher than third quarter 2005.
- Shares repurchased totaled 6.6 million during the quarter. With shares issued to offset employee stock options exercised, the net reduction of shares outstanding was 5.2 million.

Year to Date

- Year-to-date sales and revenues were $30.514 billion, up 14 percent from 2005. Profit was $2.655 billion, or $3.86 per share, up 36 percent from 2005.
- *Machinery and Engines* operating profit as a percent of sales increased—from 10 percent year to date 2005 to 13 percent in 2006.
- Machinery and Engines "operating profit pull through"—the change in operating profit divided by the change in sales—was 30 percent.
- Machinery and Engines operating cash flow year to date 2006 was $2.774 billion, up $832 million from 2005. This strong cash flow allowed us to increase capital expenditures to $900 million, acquire Progress Rail, announce a 20 percent dividend increase and repurchase 39.9 million shares. After issuing shares for stock option exercises and the acquisition of Progress Rail, the net reduction of shares outstanding was 20.3 million.

Outlook

- We expect sales and revenues to be about $41 billion in 2006, up about 13 percent from 2005. The 2006 profit range has been revised to $5.05 to $5.30 per share from the previous range of $5.25 to $5.50 per share.
- Sales and revenues in 2007 are expected to be flat to up 5 percent from 2006, with profit per share ranging from flat to up 10 percent from the midpoint of the 2006 range, which is $5.18.

A question and answer section has been included in this release starting on page 16.

DETAILED ANALYSIS

Third Quarter 2006 vs. Third Quarter 2005



Consolidated Sales and Revenues Comparison
3rd Qtr 2006 vs. 3rd Qtr 2005
Millions of $
11,000
10,000
9,000
8,000
7,000
6,000
5,000
8,977
579
484
290
97
90
10,517
3rd Qtr 2005 Sales & Revenues
Machinery Volume
Engines Volume
Price Realization
Currency
Financial Products Revenues
3rd Qtr 2006 Sales & Revenues

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between third quarter 2005 (at left) and third quarter 2006 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Sales and revenues for third quarter 2006 were $10.517 billion, up $1.540 billion, or 17 percent, from third quarter 2005. Machinery volume was up $579 million, Engines volume was up $484 million, price realization improved $290 million and currency had a positive impact on sales of $97 million. In addition, Financial Products revenues increased $90 million.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
Third Quarter 2005										
Machinery	$ 5,648		$ 3,198		$ 1,199		$ 551		$ 700	
Engines[1]	2,744		1,299		816		249		380	
Financial Products[2]	585		412		85		39		49	
	$ 8,977		$ 4,909		$ 2,100		$ 839		$ 1,129	
Third Quarter 2006										
Machinery	$ 6,472	15%	$ 3,570	12%	$ 1,510	26%	$ 650	18%	$ 742	6%
Engines[1]	3,370	23%	1,561	20%	1,078	32%	249	0%	482	27%
Financial Products[2]	675	15%	471	14%	95	12%	49	26%	60	22%
	$ 10,517	17%	$ 5,602	14%	$ 2,683	28%	$ 948	13%	$ 1,284	14%

1 Does not include internal engines transfers of $564 million and $549 million in third quarter 2006 and 2005, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

2 Does not include revenues earned from Machinery and Engines of $126 million and $82 million in third quarter 2006 and 2005, respectively.

Machinery Sales were $6.472 billion, an increase of $824 million, or 15 percent, from third quarter 2005.

- Sales volume increased $579 million.
- Price realization increased $183 million.
- Currency benefited sales by $62 million.
- Worldwide, and in most regions, dealers reported higher inventories in constant dollars compared with third quarter 2005. During the quarter, dealers reduced inventories, which had a negative impact on sales volume. Inventories in terms of months of supply were down from a year earlier for the world and all regions, with the exception of North America.
- Sales were up in North America due to the acquisition of Progress Rail.
- Sales increased in Europe, Africa, Middle East (*EAME*); Europe had its best quarter for growth in six years, and strong economic growth continued in both Africa/Middle East and the Commonwealth of Independent States (*CIS*).
- Although mining activity continued to be strong, new product introductions and mine permit delays in the U.S. slowed growth in large machine sales.

North America – Sales increased $372 million, or 12 percent.

- Progress Rail sales were $438 million. Excluding Progress Rail, sales volume declined $184 million.
- Price realization increased $118 million.
- Dealers reported higher inventories in terms of months of supply than a year earlier.
- The U.S. economy slowed to a 2.6 percent rate of growth in the second quarter of 2006, and we project third-quarter growth was even slower, possibly below 2 percent. The slowdown has been concentrated in consumer spending and housing. Except for housing, other industries we serve continued to do well in the third quarter.
- Sales of smaller machines, which are highly dependent upon general construction applications, were down.
- Mine production increased more than 3 percent in the third quarter. However, new product introductions and mine permit delays led to a decline in large machine sales.
- Nonresidential construction did well in the third quarter with spending up more than 20 percent from a year earlier. Highway spending increased 19 percent, office construction rose 27 percent and hotel construction increased 69 percent.

EAME – Sales increased $311 million, or 26 percent.

- Sales volume increased $253 million.
- Price realization increased $8 million.
- Currency benefited sales by $50 million.
- Dealers reported the same inventories as a year earlier; in months of supply, inventories were lower.
- Sales increased in Europe, the result of continued growth in housing construction and a rebound in nonresidential construction. Second-quarter data indicated over a 3 percent increase in construction compared to a year earlier, the best growth in six years. Surveys of construction confidence in the third quarter were more favorable than those taken in the second quarter.
- Sales increased in Africa/Middle East, particularly in the oil producing countries as well as Turkey and South Africa. Construction spending increased more than 5 percent in South Africa, Saudi Arabia, United Arab Emirates and Turkey when compared to a year earlier. Energy production also increased, as did investments in new capacity.
- Sales growth in the CIS occurred mostly in Russia and Ukraine. Russia increased production of crude oil, natural gas, coal and metals. In Ukraine, construction increased 7 percent compared to a year earlier, and mining and quarrying increased 6 percent.

Latin America – Sales increased $99 million, or 18 percent.

- Sales volume increased $41 million.
- Price realization increased $49 million.
- Currency benefited sales by $9 million.
- Dealers reported lower inventories than last year, and months of supply were below a year earlier.
- Healthy economic growth has led to increases in construction. Spending is up in the major countries, ranging from 5 percent to over 20 percent.
- Higher prices for metals caused countries to increase production between 2 and 5 percent. Brazil was one of the few countries able to capitalize on higher oil prices by increasing production.
- Chile, Brazil and Colombia accounted for much of the growth in sales.

Asia/Pacific – Sales increased $42 million, or 6 percent.

- Sales volume increased $31 million.
- Price realization increased $8 million.
- Currency benefited sales by $3 million.
- Dealers reported higher inventories than a year earlier but lower inventories in months of supply.
- Sales growth occurred in China and India where construction and mining are increasing. In China, office and commercial construction completions increased 15 percent from a year earlier, and residential completions increased 29 percent.
- Sales also increased in Australia where nonresidential construction and mining increased.
- Sales declined in Indonesia. Although sales have been on an improving path this year, they have yet to return to last year's peak.

<u>Engines Sales</u> were $3.370 billion, an increase of $626 million, or 23 percent, from third quarter 2005.

- Sales volume increased $484 million.
- Price realization increased $107 million.
- Currency impact benefited sales $35 million.
- Worldwide, and for most geographic regions and industries, dealer reported inventories in constant dollars were up. Inventories in months of supply also increased.
- Strong prices for oil and gas, coupled with limited reserve capacity, continued to drive strong sales of turbines and reciprocating engines for petroleum applications.

North America – Sales increased $262 million, or 20 percent.

- Sales volume increased $197 million.
- Price realization increased $65 million.
- Sales for petroleum applications increased 56 percent, led by strong demand for large reciprocating engines in gas drilling and compression as well as strong sales of turbines and turbine-related services for pipeline compression.
- Sales for on-highway truck applications increased 13 percent due to strong truck demand and the impact of truck purchases prior to the 2007 emissions changeover.
- Sales for industrial applications increased 10 percent with ongoing investment in various types of industrial Original Equipment Manufacturer (OEM) equipment.
- Sales for marine applications increased 7 percent as increased sales for work boats were partially offset by reduced demand for pleasure craft.
- Sales for electric power applications remained about flat as increased sales for telecommunications and data applications were offset by lower power plant sales.

EAME – Sales increased $262 million, or 32 percent.

- Sales volume increased $207 million.
- Price realization increased $24 million.
- Currency impact benefited sales $31 million.
- Sales for electric power applications increased 42 percent with strong increases in developing region demand for generator sets supported by high commodity prices, increased demand for electric power rentals and higher sales of turbines and turbine-related services for power plants.
- Sales for marine applications increased 25 percent from higher demand for oceangoing vessels.
- Sales for industrial applications increased 14 percent due partially to improved demand for agricultural equipment.
- Sales for petroleum applications increased 21 percent with increased demand for turbines and turbine-related services for oil production and gas transmission.

Latin America – Sales remained flat.

- Sales volume decreased $9 million.
- Price realization increased $9 million.
- While sales overall were flat, sales for on-highway truck and electric power applications increased but were offset by a decline in petroleum engines.

Asia/Pacific – Sales increased $102 million, or 27 percent.

- Sales volume increased $89 million.
- Price realization increased $9 million.
- Currency impact benefited sales $4 million.
- Sales for petroleum applications increased 58 percent, primarily from continued growth in demand for turbines and turbine-related services in Southeast Asia as well as ongoing increased demand for drill rigs.
- Sales for electric power applications increased 20 percent with increased shipments of large generator sets to support textile and other manufacturing industries.
- Sales for marine applications increased 2 percent as higher deliveries to oceangoing vessels were mostly offset by lower pleasure craft demand.

<u>Financial Products Revenues</u> were $675 million, an increase of $90 million, or 15 percent, from third quarter 2005.

- Growth in average *earning assets* increased revenues $43 million.
- The impact of higher interest rates on new and existing finance receivables at Cat Financial added $31 million.



Consolidated Operating Profit Comparison
3rd Qtr 2006 vs. 3rd Qtr 2005
Millions of $
1,600
1,400
1,200
1,000
800
600
400
200
0
940
246
290
19
(407)
(30)
48
(28)
1,078
3rd Qtr 2005 Oper. Profit
Sales Volume
Price Realization
Currency
Core Operating Costs
Stock-Based Comp.
Financial Products
Consolidating Adjs / M&E Other Oper. Exp.
3rd Qtr 2006 Oper. Profit

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between third quarter 2005 (at left) and third quarter 2006 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Consolidating Adjustments/M&E Other Operating Expense includes the operating profit impact of Progress Rail.

Operating Profit

Operating profit in third quarter 2006 improved $138 million, or 15 percent, from last year, driven by higher price realization and sales volume, partially offset by higher core operating costs needed to support sales growth.

Core operating costs rose $407 million from third quarter 2005. Of this increase, $225 million was attributable to higher ***manufacturing costs***. The increase in manufacturing costs was split about evenly between ***period costs*** to support higher volumes, higher material costs and variable inefficiencies. Non-manufacturing core operating costs were up $182 million as a result of higher Selling, General and Administrative (SG&A) and Research and Development (R&D) expenses to support significant new product programs as well as order fulfillment/velocity initiatives. Third quarter 2006 SG&A expense includes approximately $70 million related to a settlement of various legal disputes with Navistar.

Operating Profit by Principal Line of Business

(Millions of dollars)	Third Quarter 2005	Third Quarter 2006	$ Change	% Change
Machinery[1]	$ 615	$ 626	$ 11	2%
Engines[1]	265	398	133	50%
Financial Products	123	171	48	39%
Consolidating Adjustments	(63)	(117)	(54)	
Consolidated Operating Profit	$ 940	$ 1,078	$ 138	15%

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Operating Profit by Principal Line of Business

- **Machinery** operating profit of $626 million was up $11 million, or 2 percent, from third quarter 2005. The favorable impact of improved price realization and higher sales volume was largely offset by higher core operating costs.

- **Engines** operating profit of $398 million was up $133 million, or 50 percent, from third quarter 2005. The favorable impact of higher sales volume and improved price realization was partially offset by higher core operating costs, which included expense related to a settlement of various legal disputes with Navistar.

- **Financial Products** operating profit of $171 million was up $48 million, or 39 percent, from third quarter 2005. The increase was primarily due to a $21 million impact from the continued growth of average earning assets and a $23 million impact from improved net yield on average earning assets at Cat Financial.

Other Profit/Loss Items

- **Other income/expense** was income of $72 million compared with income of $80 million in third quarter 2005. The decrease is primarily due to expense related to legal disputes.

- **The provision for income taxes** in the third quarter reflects an estimated annual tax rate of 31 percent for 2006 compared to 30 percent for the third quarter 2005 and 29.5 percent for the full year 2005 (excluding discrete items). The increase is primarily due to a change in our geographic mix of profits as well as the impact of the phaseout provision of the American Jobs Creation Act permitting only 60 percent of Extraterritorial Income Exclusion (ETI) benefits in 2006.

  The third quarter 2005 provision for income taxes included an unfavorable adjustment of $18 million resulting from an increase in the estimated annual tax rate from 29 to 30 percent for the first six months of 2005.

Employment

Caterpillar's worldwide employment was 93,233 in third quarter 2006, up 9,334 from 83,899 in third quarter 2005. Of the increase, about 5,200 was a result of acquisitions, and about 1,900 hourly and 2,200 salaried and management employees were added to support higher volume and new product introductions. The increase related to acquisitions was for Progress Rail and a logistics business in Europe.

2006 Outlook – Sales & Revenues

The outlook for 2006 sales and revenues is about $41 billion, an increase of about 13 percent from 2005.

- The U.S. Federal Reserve (Fed) interest rate actions slowed the U.S. economy significantly the past two quarters. Fortunately, better growth in both Europe and Japan is helping fill the void caused by the U.S., and developing country growth remains strong. We expect world economic growth of slightly less than 4 percent this year, up from 3.5 percent in 2005.
- The Fed and the Bank of Canada have held rates constant in recent policy reviews and are not expected to change for the rest of the year. In countries outside North America, central banks have raised interest rates from some of the lowest levels in years, but these increases should pose only a scattered threat to economic growth.
- Housing construction dropped sharply in the U.S., and the recent reversal in mortgage rates is unlikely to revive activity much this year.
- Elsewhere, prospects for housing are more favorable, the result of higher home prices, low interest rates and growing populations. The supply of new homes outside of the U.S. generally appears short of demand.
- Nonresidential building construction should do well in most countries. Construction has not caught up with needs deferred in the past, profits are at record highs and most businesses have ready access to capital.
- Infrastructure construction should continue to grow as well. Increased federal funding and improved state budgets have led to a large increase in highway contracts awarded in the U.S. Developing countries are using revenue gains from increases in both commodity prices and production to extend infrastructure development booms.
- Worldwide, metals mining companies increased exploration and development budgets 45 percent in 2006, the fourth consecutive year of double-digit percentage increases. Despite those increases, mining production capacity continues to struggle to meet demand. Metals demand is growing rapidly, inventories are nearly depleted and production problems persist. Mine production in three major producing countries—Australia, Canada and South Africa—declined year to date.
- West Texas Intermediate crude oil prices recently dipped below $60 per barrel, and natural gas prices also declined sharply. However, we do not expect these lower prices to disrupt the growth in exploration, drilling, pipeline expenditures and tar sands development that has benefited both machine and engine sales. Very little surplus production capacity is available, and the potential for supply disruptions is high.
- International spot prices for coal are trading above year earlier prices; demand continues strong, and many exporters are struggling to increase output. Continued good economic growth should require increased electricity production, and coal is often the most cost-effective energy source.
- Ocean shipping rates are higher than last year, and shipyards have healthy order backlogs. A high percent of ships are more than 20 years old, which should keep demand for new ships and ship rebuilds high. Both should boost engine sales.

North America (United States and Canada) – Machinery and Engines sales are expected to increase about 14 percent in 2006.

- The Fed held interest rates at 5.25 percent the past two meetings, and we expect no rate changes for the rest of the year. Past actions have already slowed the economy, and growth should average around 2 percent in the last two quarters.
- So far, economic weakness has been concentrated in consumer spending and housing. We expect housing starts to stabilize in the coming months and average about 1.85 million units this year. Thirty-year mortgage interest rates reversed the second-quarter increase, and single-family starts appear to have dropped below a rate consistent with single-family home sales. Housing construction will be below year-earlier activity the rest of the year, which will continue to depress year-over-year sales comparisons for smaller machines.
- Nonresidential construction should remain strong for the rest of the year, the result of record corporate profits, increased commercial and industrial lending and more highway funding. The value of commercial and industrial construction contracts awarded, net of inflation, increased 9 percent year to date; highway construction contracts increased by more than 6 percent.
- Mining and quarrying operations should continue to do well for the rest of the year. Sand and gravel prices rose almost 9 percent year to date, and coal prices were up almost 10 percent. Production increased 10 percent and 7 percent respectively. Metals mines, despite sharply higher prices, increased production less than 2 percent, symptomatic of the difficulties mines have had boosting output this recovery.
- Production of on-highway trucks should be up about 8 percent this year, the result of better trucking company profits and ordering in advance of 2007 emission standards. Truck manufacturers have covered production slots through year-end with orders.
- The Bank of Canada appears to be finished raising interest rates, and economic growth should be near 3 percent this year. Although higher mortgage rates are slowing housing, record corporate profits and favorable output prices should allow growth in nonresidential construction, quarrying and tar sands development. Output from both coal and metals mines declined, despite favorable prices.

EAME – Machinery and Engines sales are expected to increase about 11 percent in 2006.

- The European Union (EU) economy grew at a 3.5 percent annual rate in the second quarter, the fastest in six years. Leading indicators and business surveys are positive, and we forecast economic growth slightly below 2.5 percent in 2006. That growth would be a significant improvement over the 1.5 percent average rate of the past five years.
- Residential building permits increased 8 percent in first half 2006, and low mortgage interest rates, higher employment and rising home prices should drive further growth in housing construction. Nonresidential construction is benefiting from good corporate profits, high capacity utilization and readily available financing.
- The European Central Bank recently raised interest rates to 3.25 percent, the fourth hike of the year. Although the preliminary estimate for August inflation was within target, another rate increase is possible this year. The Bank of England is expected to hold rates steady for the rest of the year.
- The Central European economies successfully reduced inflation and are maintaining low interest rates. Economic growth should be near 5 percent this year, the fifth consecutive year of good growth.

- The Africa/Middle East region's best recovery in years continues, with growth of over 5 percent expected this year. Inflation is the lowest in over 30 years, and key countries are maintaining low interest rates. So far this year, oil production is running about a half percent higher than last year, and mine output in South Africa declined. A limited production response in the face of much higher prices suggests a need to increase capacity.
- Russia surpassed Saudi Arabia as the world's largest oil producer this year, and mining is attracting foreign investment throughout the CIS. Increased commodity revenues helped Russia to complete an early repayment of its debt to official creditors and amass over $180 billion in foreign exchange reserves. Those positives, along with a 2 percent short-term interest rate, should allow over 6 percent economic growth this year.

Latin America – Machinery and Engines sales are expected to increase about 12 percent in 2006.

- Second-quarter economic growth ranged between 4 and 9 percent in key countries, which should push regional growth in 2006 close to 5 percent. Interest rates remain low, with Brazil cutting rates over 400 basis points this year.
- Most countries responded to higher metals prices by increasing mine production this year; Brazil and Peru are the leaders with over 6 percent growth. Chile, the world's largest copper producer, was able to rebound from last year's decline.
- Good economic growth and higher commodity prices are helping construction. In the major countries, year-to-date gains in construction range from almost 5 percent to 27 percent.

Asia/Pacific – Machinery and Engines are expected to increase about 11 percent in 2006.

- Inflation in the region increased slightly this year, leading to some increases in interest rates. However, regional economic growth should be over 7 percent, a slight improvement from last year.
- Construction continues to increase, with spending in the major countries of China, India and Indonesia up 7 percent or more. Nonresidential construction is booming in Australia, but high interest rates are causing housing to decline. Overall, construction should continue to grow in response to good economic growth and low interest rates.
- Mining output is increasing in most countries in response to favorable prices. Both metals and coal prices are trading above year-earlier prices, which should support production the rest of the year.
- Australia increased expenditures for mineral exploration 19 percent in the first half, which should make 2006 the fourth year of significant growth. Despite those increased investments, mine output declined more than 6 percent in the first half. We expect mining companies will continue to increase investments.

Financial Products Revenues

- We expect continued growth in Financial Products for 2006. Revenues are expected to increase approximately 14 percent versus 2005, primarily due to higher average earning assets in 2006.

Sales and Revenues Outlook – Midpoint of Range[1]

(Millions of dollars)	2005 Actual	2006 Outlook	% Change
Machinery and Engines			
North America	$ 17,709	$ 20,250	14%
EAME	8,860	9,800	11%
Latin America	3,024	3,400	12%
Asia/Pacific	4,413	4,900	11%
Total Machinery and Engines	34,006	38,350	13%
Financial Products[2]	2,333	2,650	14%
Total	$ 36,339	$ 41,000	13%

1 The Consolidated Operating Profit chart below reflects sales and revenues at the midpoint of the range.

2 Does not include revenues earned from Machinery and Engines of $458 million and $317 million in 2006 and 2005, respectively.



Consolidated Operating Profit Comparison[1]
2006 Outlook vs 2005
Millions of $
6,000
5,500
5,000
4,500
4,000
3,500
3,000
3,784
850
1,500
(1,000)
(130)
130
16
5,150
2005 Oper. Profit
Sales Volume
Price Realization
Core Operating Costs
Stock-Based Comp.
Financial Products
Other (2)
2006 Oper. Profit Outlook

1	The PPS outlook is between $5.05 and $5.30. The above chart illustrates operating profit at the midpoint of this profit range. Each of the stair steps in the chart may individually vary within the outlook range.
2	Other includes the impact of currency, consolidating adjustments, M&E other operating expenses, operating profit of Progress Rail and the effects of rounding.

2006 Outlook – Profit

We expect profit per share to be in the range of $5.05 to $5.30. The year is expected to benefit from improved price realization and higher sales volume, partially offset by core operating cost increases and ***stock-based compensation*** expense.

About half of the expected core operating cost increase is from manufacturing costs and about half from SG&A and R&D. Manufacturing costs are expected to be higher due to an increase in period manufacturing costs, about a 1 percent increase in material costs and variable inefficiencies. SG&A and R&D are expected to be higher in support of growth, new product programs needed to execute Caterpillar's long-term strategy and an expense related to a settlement of various legal disputes with Navistar.

Preliminary 2007 Outlook

Our preliminary outlook for 2007 sales and revenues is flat to up 5 percent from 2006, and profit per share is expected to be flat to up 10 percent from the midpoint of the 2006 outlook range.

Economic conditions remain generally favorable, but we expect some slowing in world economic growth to about 3.5 percent in 2007, with the slowdown most pronounced in the U.S. In this economic environment, sales and revenue growth is expected to slow to 0 to 5 percent in 2007. This limited sales growth reflects increasing risks that have developed in the U.S. and an expectation that our dealers will reduce inventories significantly. Our strategy will be to establish a cost base that will allow profit growth, even with limited sales and revenue growth.

We believe 2007 will be a slowdown in the current cycle, not the start of an extended downturn. The historical precedent would be 1996 when sales and revenue growth slowed to 3 percent after three years of double-digit percentage growth. Double-digit sales growth returned in 1997. Our analyses suggest that the worldwide need to improve housing, nonresidential structures, infrastructure and mining and energy capacity, identified at the start of the current business cycle, has not yet been satisfied. Moreover, our growing service businesses and product support for the expanded field population will provide a base of sustained solid growth going forward.

Improved price realization is expected to account for most of the growth in 2007, when comparing the midpoint of the 2007 estimate with that for 2006. Worldwide market demand is expected to be down modestly, with weaker conditions in the U.S. largely offset by continuing strength in other regions. In addition, we expect dealers to reduce their inventories significantly.

- We believe the slowing U.S. economy will eventually prompt the Fed to cut interest rates in first half 2007, probably by 50 to 100 basis points. That policy change should be enough to let the economy escape with a mid-cycle slowdown, similar to the one that occurred in the mid 1990s. Economic growth should improve in the second half and average about 2.5 percent for the year.
- We project a further decrease in U.S. housing starts to about 1.75 million units in 2007; lower starts would continue to depress sales of smaller machines. However, mortgage interest rates appear to have peaked, which suggests the decline in housing starts should be nearing an end.
- Rising U.S. interest rates over the last two and a half years appear to be sufficient to have reduced the financial incentives for users to replace existing machines with new machines. As a result, slower replacement buying could lead to slower sales growth in some industry applications despite continued strong activity and a favorable investment climate in these sectors.
- New emissions standards in the U.S. and slowing freight activity should cause heavy-duty on-highway truck production to fall an estimated 40 percent. Truck engine shipments to OEMs would fall even further.
- Interest rates in many countries outside North America should increase from very low rates. Those increases should slow growth slightly but not below trend rates. Our forecasts are for almost 3 percent growth in EAME, over 4 percent in Latin America and about 6.5 percent in Asia/Pacific.

- Construction is doing well in most countries outside North America, and we expect that trend to continue in 2007. Growing populations, higher home prices and low interest rates should benefit housing construction. Rapid economic growth, record corporate profits and higher office rental rates should support nonresidential building construction. We expect that developing country governments will continue to use earnings from high commodity prices to develop infrastructure.
- Although metals mining companies worldwide increased investments the past few years, evidence suggests that mine capacity is still not adequate. Inventories of many metals are near critical lows, production problems persist and prices remain elevated. Our economic growth forecasts for 2007 imply further growth in metals demand so prices should ease only modestly. Prices for most metals should remain high enough to encourage mines to increase investments further. The strength in the mining sector continues to drive record demand for large machines, with our sales prospects limited essentially by our ability to raise production levels.
- The coal industry should continue to grow in 2007, requiring more investment in capacity. Expected growth in the world economy will require more electricity production, and coal should be a preferred energy source. The strong recovery in worldwide steel production, which should continue, will increase demand for metallurgical coal.
- We project oil prices for West Texas Intermediate oil to be down slightly from the 2006 average. However, the 2007 price should be high enough to encourage further investment in exploration and development. Spare production capacity remains tight, considerable production occurs in areas vulnerable to supply disruptions and demand should increase.

The outlook above describes our preliminary expectations for 2007. Economic risks to this outlook are higher than in the past two years, primarily due to developments in the U.S. Future Fed actions and the economy's response are less certain and could require changes to our outlook.

Nonetheless, we remain optimistic for the longer term prospects in the markets we serve. The economic environment outside the U.S. is more positive—reflecting improving conditions in Europe and Japan and continued robust growth in China, India and the developing world. Moreover, a very favorable investment climate worldwide and pressures to catch up for past underinvestment in infrastructure, energy and mining continue to provide very strong fundamental growth drivers in many of the markets we serve.

QUESTION AND ANSWER

Sales and Revenues / Price Realization / Demand

Q1: Do you expect that 2006 is the peak year in this business cycle for Caterpillar?

A: We believe 2007 will be a mid-cycle slowdown similar to 1996. In 1996, sales and revenues increased 3 percent, a brief interruption in five years of double-digit growth in sales. Our outlook reflects a slowdown in the U.S. and a significant reduction in dealer inventories. Both should be temporary factors. Expected Fed interest rate cuts should begin to improve the U.S. economy late in 2007, and once dealers have finished reducing inventories, our sales should more closely match growth in dealer deliveries to end users.

Q2: What are your expectations for price realization in 2007?

A: We expect price realization to be about 2 percent in 2007. The improvement is the result of price actions that will take effect in January 2007, partially offset by higher sales variances to support extended service coverage programs and the effect of geographic mix on price realization. In addition, the industries that we serve remain very competitive, and we intend to defend our market position.

Q3: We have heard that you have announced some 2008 price increases. Is this true?

A: Yes. We have announced 2008 price increases to our dealers for large engine products. Lead times and strong order demand have driven the need to announce these price increases at this time.

Q4: What are you assuming the U.S. Federal Reserve will do with interest rates?

A: We expect the Federal Reserve will hold the Fed funds rate at 5.25 percent for the rest of 2006, continuing the policy stance established at its August meeting. Our outlook assumes that slowing economic growth will prompt the Fed to cut interest rates 50 to 100 basis points in first half 2007. The historical precedent for such a policy change would be the mid-1990s. Economic growth slowed to a rate of about 1 percent in first half 1995 following a year in which interest rates increased 300 basis points. The Fed made its last rate hike on February 1, 1995, and then made a 25 basis point cut on July 6. Within six months, the Fed reduced interest rates by 75 basis points, a timely response that quickly revived the economy.

Q5: What are your expectations for housing in the United States?

A: In our second-quarter release, we projected 2006 U.S. housing starts at about 1.9 million units. We are revising our estimate to about 1.85 million. For 2007, we expect a further decline to around 1.75 million units.

We expect the decline in housing activity should be nearing an end. The 30-year mortgage interest rate recently dropped to 6.3 percent, completely reversing the run-up in the second quarter. Our expectation of Fed rate cuts in first half 2007 should result in further declines in mortgage rates.

New home sales appear to be stabilizing, and we estimate that housing starts over the past five months were lower than needed to support new home sales. The inventory of unsold new homes is a record high, but relative to the selling rate is below past peaks.

Multi-family starts are holding up better than single-family starts, and financial returns for apartments appear to be improving. Mobile home shipments are running about 100,000 units lower than in the last downturn, shifting demand to construction starts.

Q6: Can you comment on the strength in nonresidential spending, both public and private?

A: Nonresidential construction is increasing in many countries throughout the world, and we expect further growth in 2007. One reason is that we believe investment has lagged behind economic growth for years, and significant catch-up needs remain. As an example, U.S. investment in business structures, net of inflation and depreciation, has declined since the early 1980s. Transportation infrastructure throughout the world is inadequate to meet growing trade, resulting in congestion, delays and wasted fuel.

In many countries, profits are at record highs, allowing businesses to invest more. In addition, businesses in Europe and the United States have significantly increased their use of credit. The large increase in commodity revenues over the past four years is providing developing countries the funds needed to upgrade infrastructure.

Q7: Mining has been very strong for the past three years. Can you comment on your expectations going forward from here?

A: The outlook for mining continues to look positive. Worldwide exploration and development budgets increased 45 percent in 2006, the fourth consecutive year with increases in excess of 20 percent. But there is little evidence that capacity has outgrown demand. Inventories of base metals are low relative to consumption, in some cases near critical lows, and demand is growing. A unique feature of this recovery is that the production response has been much slower to develop than many expected, the result of insufficient past investment. Year-to-date mine production in three major producing countries—Australia, Canada and South Africa—declined.

Q8: **You mention energy as an industry that's doing very well. From a Caterpillar perspective, how are you participating?**

A: Caterpillar's equipment plays a key role in a number of energy-related areas, and today's high energy prices indicate a need to increase output to meet the needs of a growing world economy. The long-term investments that would be required to develop adequate energy offer excellent growth opportunities for Caterpillar.

Our machines are important to energy production. We are a key supplier of machines to coal mining with products like large trucks, track-type tractors and wheel loaders, and we supply large mining trucks in the Canadian oil sands where most of the oil is mined. In addition, we supply pipelayers and other equipment used to build pipelines for oil and gas.

Our engines—diesel and gas reciprocating engines and gas turbines—are important to producers of oil and gas worldwide. Solar Turbines Incorporated, a wholly owned subsidiary, is a leader in industrial gas turbines. Gas compression, transmission and power for offshore rigs are significant energy-related applications. Our industry-leading reciprocating engines are used for gas compression, to pump oil, power drill rigs and service wells to increase output. In addition, we are a major producer of generator sets for distributed power, dedicated primary power and for standby applications.

We expect oil prices to decline from an average $68 per barrel in 2006 to $66 in 2007, using West Texas Intermediate oil prices as the reference. Prices recently dropped below $60, which likely reflects less concern about supply disruptions. Worldwide demand, relative to supply, remains tight, and the potential for supply disruptions is high.

The outlook for energy development would remain positive even if lower prices should persist. We believe it unlikely that prices would decline so low (below $40) as to make new investment unattractive.

Q9: **Are dealer reported inventories for machines and engines at levels you think are appropriate overall?**

A: Overall, dealer reported inventories of machines and engines were higher than a year ago. In terms of months of supply, dealer reported machine and engine inventories were near historic averages at the end of the third quarter. As delivery times improve, we expect dealer reported inventories to decline during the fourth quarter of 2006 and in 2007.

Engines

Q10: **Many who follow the heavy-duty truck industry expect a significant drop in demand in 2007 as a result of new emissions requirements. Do you agree, and what are your expectations?**

A: We are seeing indications that fleets are engaging in a pre-buy prior to the 2007 regulations. The 2007 Class 8 North American heavy-duty truck industry is anticipated to drop from about 325,000 units in 2006 to about 190,000 to 220,000 units in 2007. The industry drop is expected to be more concentrated in the first quarter of the year, with demand increasing somewhat in the remainder of 2007.

Q11: **What actions do you expect to take in your heavy-duty engine business as you prepare for the likely drop in demand for truck engines in 2007?**

A: We are preparing to implement multiple activities to manage our cost structure for the short-term decrease in heavy-duty truck engine demand. These include specific plans related to operating costs, support costs and sales/marketing costs. In addition, continued strength in our petroleum, electric power and marine engine businesses should also help reduce the impact of the lower truck engine volumes, leading to another strong year for our engine business.

Q12: **What actions do you expect to take in your engine business as a result of the significant reduction in mid-range engine demand due to the loss of Freightliner and PACCAR business?**

A: We are in the process of implementing actions to adjust our cost structure as a result of this longer term drop in mid-range engine volume. Our major action is to transform the Greenville Engine Center into a marine engine facility. This operation will take core engines from our U.S. locations and convert them to marine engines by adding marine specific components, applying specialized paint and performing marine specific testing. These operations are currently performed by a third party. The marine facility should be fully operational in late 2007/early 2008. We are also taking actions to adjust our cost structure, especially in the first half of 2007.

Q13: **Will you be ready with your 2007 emissions-certified truck engines, and how are your plans going for transitioning your production to the new engines?**

A: Since March of 2005, Caterpillar has been building and validating the next generation ACERT® Technology that meets 2007 requirements. We have tested over 160 2007 engines operating on ultra low sulfur diesel (ULSD) fuel in a wide spectrum of mid-range and heavy-duty applications. To date we have accumulated over 10 million miles of validation on these engines plus significant hours on hundreds of lab engines. Several trucks with early generation engines were driven more than 250,000 miles prior to being updated to our latest generation engines.

We are continuing to run 2007 engines in a variety of environments and applications to validate a full range of operating conditions. We are currently building 10 heavy-duty 2007 engines per day to meet our customers' demands.

Product Availability

Q14: **We've heard from dealers and customers that delivery times for large engines for marine, petroleum and electric power applications are very long. Can you update us on the situation?**

A: Delivery times for large engines continue to run at extended levels and are expected to remain extended through 2007. Demand for our larger 3500 and 3600 families of engines, assembled in Lafayette, Indiana, has grown substantially since 2004 in most of our markets and continues to run at very high levels. Since early 2004, we have roughly doubled 3500 engine deliveries and increased 3600 engine output by over 50 percent using 6 Sigma Lean initiatives. We are investing now to further increase manufacturing line and supply chain capability to continue increasing engine output during the latter part of 2007 and early part of 2008.

Q15: How many machine models do you have on *managed distribution*?

A: Availability of many models has improved. In North America, we had 36 models on managed distribution at the end of the third quarter, down from 69 models at the end of 2005.

Q16: How will your 2007 on-highway truck engine compare with your current on-highway product?

A: Building on our current 2004 ACERT Technology engines, we will add clean gas induction (CGI) and a diesel particulate filter (DPF) to meet the 2007 on-highway regulations. Our 2007 engines will deliver equal fuel economy, durability and reliability as today's industry-leading product.

Q17: Are Caterpillar machines with emissions-compliant ACERT engines at year-end being released as you had expected, and will all machines that need to meet new regulations be ready?

A: Yes. Since launch in October 2004, over 55 machine models are in production using 300-700 horsepower ACERT engines. Over 70 models using 100-300 horsepower ACERT engines will be going to production in 2006 and 2007. We have met production dates for all machine models that require the ACERT Tier 3 engines and are on track to continue to meet schedules.

Costs

Q18: Can you break down your core operating costs in more detail?

A: The following table summarizes the increase in core operating costs in third quarter 2006 versus third quarter 2005:

Core Operating Cost Change (Millions of dollars)	3rd Quarter 2006 vs. 3rd Quarter 2005
Manufacturing Costs	$ 225
SG&A	145
R&D	37
Total	$ 407

Manufacturing costs include both period and variable costs associated with building our products. The increase in manufacturing costs was split about evenly between period costs that tend to increase somewhat with volume, higher material costs and variable inefficiencies. The increase in period manufacturing costs includes items such as machine and equipment repair and maintenance and facility support. The increase also includes costs not directly related to changes in volume such as depreciation of manufacturing assets.

The increase in SG&A is due largely to approximately $70 million of expense related to a settlement of various legal disputes with Navistar. This settlement was not included in our previous outlook. Higher employment to support volumes, new product introductions, order fulfillment/velocity initiatives, growth of our services and development in China also contributed to the increase in SG&A.

The increase in R&D is due to a significant number of new product introduction programs.

Machinery and Engines operating margins were 10.4 percent in the third quarter of 2006 compared to 10.5 percent in the third quarter of 2005.

Machinery and Engines Operating Profit as a Percent of Sales				
Q3 '05	Q4 '05	Q1 '06	Q2 '06	Q3 '06
10.5 %	11.1 %	12.9 %	14.3 %	10.4 %

Q19: What are your expectations for incentive compensation for 2006?

A: At the midpoint of our revised 2006 outlook, we now expect expenses related to incentive compensation to be about $450 million compared to $505 million in 2005.

Q20: Can you update your expectations for stock-based compensation for 2006?

A: Based on the valuation of our 2006 employee grant, we expect our 2006 stock-based compensation expense to be about $135 million ($130 million for Machinery and Engines and $5 million for Financial Products). The distribution of the expense will be as follows:

Consolidated Stock-Based Compensation Expense (Millions of dollars)				
1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	2006 Full Year
$ 34	$ 58	$ 31	$ 12	$ 135

The distribution by quarter is the result of our policy to immediately vest awards upon retirement for employees who are 55 years old or older, have 10 or more years of service and who have completed six months of service after the grant date (i.e. the fair value of awards for employees who have met these age/years of service requirements is expensed over six months rather than the normal three year vesting period). As the 2006 award was granted on February 17, the impact is higher expense in the second and third quarters.

In addition, expense for the first and second quarters is higher because expense for the final months of vesting for the 2003 grant was included in the first two quarters. As a result of prior decisions that resulted in full vesting of the 2004 and 2005 awards prior to 2006, a full complement of stock-based compensation expense will not be recognized until 2009.

Q21: What is the estimated impact on your financial statements from the adoption of SFAS 158 – Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans?

A: The standard requires recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. The offset to the additional asset or liability is recorded to equity. The adoption of FAS 158 is expected to reduce Caterpillar's stockholders' equity at December 31, 2006, by approximately $2.6 billion, net of tax. The pronouncement does not affect the results of operations.

Cash Flow

Q22: Can you comment on third-quarter cash flow?

A: The first three quarters of 2006 were very positive for operating cash flow. For Machinery and Engines, operating cash flow was $2,774 million—$832 million more than the $1,942 million in the first three quarters of 2005.

The strong cash flow in Machinery and Engines was primarily used for:

- Capital Expenditures—$900 million—primarily to support new product programs and additional capacity.
- Acquisitions—$512 million, primarily for the Progress Rail acquisition in the second quarter.
- Dividends—$531 million—the quarterly dividend is currently 30 cents per share.
- Share repurchase—$2,858 million—39.9 million shares were repurchased. Basic shares outstanding at the end of the third quarter were 650.5 million—approximately 20 million shares lower than at year-end 2005.

GLOSSARY OF TERMS

1. **Consolidating Adjustments** – Eliminations of transactions between Machinery and Engines and Financial Products.

2. **Core Operating Costs** – Machinery and Engines variable manufacturing cost change adjusted for volume and change in period costs. Excludes the impact of currency and stock-based compensation.

3. **Currency** – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

4. **EAME** – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

5. **Earning Assets** – These assets consist primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

6. **Engines** – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to over 16 000 kilowatts). Turbines range from 1,600 to 20,500 horsepower (1 200 to 15 000 kilowatts).

7. **Financial Products** – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an investor in independent power projects using Caterpillar power generation equipment and services.

8. **Latin America** – Geographic region including Central and South American countries and Mexico.

9. **Machinery** – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery–-track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telehandlers, skid steer loaders and related parts. Also includes logistics services for other companies and rail-related products and services.

10. **Machinery and Engines (M&E)** – Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

11. **Managed Distribution** – The process to provide a fair and equitable allocation of available machine and engine production positions to worldwide dealers on models where demand exceeds factory supply.

12. **Manufacturing Costs** – Manufacturing costs represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machine and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management. Excludes the impact of currency and stock-based compensation.

13. **M&E Other Operating Expenses** – Comprised primarily of gains (losses) on disposal of long-lived assets, long-lived asset impairment charges and impairment of goodwill.

14. **Period Costs** – Comprised of Machinery and Engines period manufacturing costs, SG&A expense and R&D expense. Excludes the impact of currency and stock-based compensation.

15. **Price Realization** – The impact of net price changes excluding currency. Includes the impact of changes in the relative weighting of sales between geographic regions.

16. **Sales Volume** – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machines, engines and parts. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machines, engines and parts combined with the net operating profit impact of changes in the relative weighting of machines, engines and parts sales with respect to total sales.

17. **Stock-Based Compensation** – As required by Statement of Financial Accounting Standards 123R, we began expensing stock-based compensation awards in 2006. Compensation cost is based on the fair value of the award on the date of grant. Our awards consist of stock options and stock-settled stock appreciation rights (SARs).

18. **6 Sigma** – On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities. At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement—it has become the way we work as teams to process business information, solve problems and manage our business successfully.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or as a substitute for the related GAAP measure.

Machinery and Engines

Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 29-34 reconcile Machinery and Engines with Financial Products on the equity basis to Caterpillar Inc. Consolidated financial information.

* * *

The information included in the Outlook section is forward-looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on October 20, 2006. This filing is available on our website at http://www.cat.com/sec_filings.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
(800) 228-7717 (Inside the United States and Canada)
(858) 244-2080 (Outside the United States and Canada)

Internet:
http://www.cat.com/investor
http://www.cat.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
Rusty Dunn
Corporate Public Affairs
(309) 675-4803
Dunn_Rusty_L@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Sales and revenues:				
Sales of Machinery and Engines	$ 9,842	$ 8,392	$ 28,541	$ 24,965
Revenues of Financial Products	675	585	1,973	1,711
Total sales and revenues	10,517	8,977	30,514	26,676
Operating costs:				
Cost of goods sold	7,610	6,547	21,578	19,652
Selling, general and administrative expenses	988	775	2,690	2,308
Research and development expenses	329	285	979	794
Interest expense of Financial Products	266	197	754	551
Other operating expenses	246	233	738	654
Total operating costs	9,439	8,037	26,739	23,959
Operating profit	1,078	940	3,775	2,717
Interest expense excluding Financial Products	72	68	206	198
Other income (expense)	72	80	165	278
Consolidated profit before taxes	1,078	952	3,734	2,797
Provision for income taxes	334	303	1,153	850
Profit of consolidated companies	744	649	2,581	1,947
Equity in profit (loss) of unconsolidated affiliated companies	25	18	74	61
Profit	$ 769	$ 667	$ 2,655	$ 2,008
Profit per common share	$ 1.18	$ .98	$ 4.01	$ 2.95
Profit per common share – diluted [1]	$ 1.14	$ .94	$ 3.86	$ 2.84
Weighted average common shares outstanding (millions)				
- Basic	653.2	678.8	662.4	680.5
- Diluted [1]	677.2	710.7	688.5	707.4
Cash dividends declared per common share	$ -	$ -	$ .55	$ .46

[1] Diluted by assumed exercise of stock options and SARs, using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	Sep. 30, 2006	Dec. 31, 2005
Assets		
Current assets:		
Cash and short-term investments	$ 553	$ 1,108
Receivables - trade and other	8,246	7,526
Receivables - finance	6,376	6,442
Deferred and refundable income taxes	403	255
Prepaid expenses	2,107	2,146
Inventories	6,411	5,224
Total current assets	24,096	22,701
Property, plant and equipment – net	8,424	7,988
Long-term receivables - trade and other	742	1,037
Long-term receivables - finance	11,178	10,301
Investments in unconsolidated affiliated companies	606	565
Deferred income taxes	986	857
Intangible assets	646	424
Goodwill	1,877	1,451
Other assets	1,928	1,745
Total assets	$ 50,483	$ 47,069
Liabilities		
Current liabilities:		
Short-term borrowings:		
-- Machinery and Engines	$ 745	$ 871
-- Financial Products	4,930	4,698
Accounts payable	3,857	3,412
Accrued expenses	2,747	2,617
Accrued wages, salaries and employee benefits	1,388	1,601
Customer advances	742	454
Dividends payable	-	168
Deferred and current income taxes payable	685	528
Long-term debt due within one year:		
-- Machinery and Engines	99	340
-- Financial Products	3,492	4,159
Total current liabilities	18,685	18,848
Long-term debt due after one year:		
-- Machinery and Engines	4,007	2,717
-- Financial Products	14,138	12,960
Liability for postemployment benefits	3,510	3,161
Deferred income taxes and other liabilities	1,115	951
Total liabilities	41,455	38,637
Stockholders' equity		
Common stock	2,441	1,859
Treasury stock	(7,031)	(4,637)
Profit employed in the business	14,100	11,808
Accumulated other comprehensive income	(482)	(598)
Total stockholders' equity	9,028	8,432
Total liabilities and stockholders' equity	$ 50,483	$ 47,069

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Cash flow from operating activities:		
Profit	$ 2,655	$ 2,008
Adjustments for non-cash items:		
Depreciation and amortization	1,220	1,113
Other	110	(89)
Changes in assets and liabilities:		
Receivables - trade and other	(165)	(521)
Inventories	(902)	(794)
Accounts payable and accrued expenses	327	313
Other assets - net	(345)	69
Other liabilities - net	666	31
Net cash provided by (used for) operating activities	3,566	2,130
Cash flow from investing activities:		
Capital expenditures - excluding equipment leased to others	(905)	(709)
Expenditures for equipment leased to others	(798)	(965)
Proceeds from disposals of property, plant and equipment	440	447
Additions to finance receivables	(7,817)	(7,310)
Collections of finance receivables	6,204	4,889
Proceeds from the sale of finance receivables	1,004	916
Investments and acquisitions (net of cash acquired)	(512)	(12)
Proceeds from sale of available-for-sale securities	255	443
Investments in available-for-sale securities	(357)	(508)
Other - net	201	145
Net cash provided by (used for) investing activities	(2,285)	(2,664)
Cash flow from financing activities:		
Dividends paid	(531)	(449)
Common stock issued, including treasury shares reissued	383	412
Treasury shares purchased	(2,858)	(1,039)
Excess tax benefit from stock-based compensation	159	-
Proceeds from debt issued (original maturities greater than three months)	8,629	9,796
Payments on debt (original maturities greater than three months)	(8,517)	(7,619)
Short-term borrowings (original maturities three months or less) - net	905	(58)
Net cash provided by (used for) financing activities	(1,830)	1,043
Effect of exchange rate changes on cash	(6)	13
Increase (decrease) in cash and short-term investments	(555)	522
Cash and short-term investments at beginning of period	1,108	445
Cash and short-term investments at end of period	$ 553	$ 967

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended September 30, 2006
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery and Engines [1]	Supplemental Consolidating Data: Financial Products	Supplemental Consolidating Data: Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 9,842	$ 9,842	$ -	$ -
Revenues of Financial Products	675	-	801	(126)[2]
Total sales and revenues	10,517	9,842	801	(126)
Operating costs:				
Cost of goods sold	7,610	7,610	-	-
Selling, general and administrative expenses	988	877	110	1[3]
Research and development expenses	329	329	-	-
Interest expense of Financial Products	266	-	269	(3)[4]
Other operating expenses	246	2	251	(7)[3]
Total operating costs	9,439	8,818	630	(9)
Operating profit	1,078	1,024	171	(117)
Interest expense excluding Financial Products	72	76	-	(4)[4]
Other income (expense)	72	(63)	22	113[5]
Consolidated profit before taxes	1,078	885	193	-
Provision for income taxes	334	269	65	-
Profit of consolidated companies	744	616	128	-
Equity in profit (loss) of unconsolidated affiliated companies	25	24	1	-
Equity in profit of Financial Products' subsidiaries	-	129	-	(129)[6]
Profit	$ 769	$ 769	$ 129	$ (129)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended September 30, 2005
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 8,392	$ 8,392	$ -	$ -
Revenues of Financial Products	585	-	667	(82) [2]
Total sales and revenues	8,977	8,392	667	(82)
Operating costs:				
Cost of goods sold	6,547	6,547	-	-
Selling, general and administrative expenses	775	676	110	(11) [3]
Research and development expenses	285	285	-	-
Interest expense of Financial Products	197	-	203	(6) [4]
Other operating expenses	233	4	231	(2) [3]
Total operating costs	8,037	7,512	544	(19)
Operating profit	940	880	123	(63)
Interest expense excluding Financial Products	68	69	-	(1) [4]
Other income (expense)	80	1	17	62 [5]
Consolidated profit before taxes	952	812	140	-
Provision for income taxes	303	256	47	-
Profit of consolidated companies	649	556	93	-
Equity in profit (loss) of unconsolidated affiliated companies	18	16	2	-
Equity in profit of Financial Products' subsidiaries	-	95	-	(95) [6]
Profit	$ 667	$ 667	$ 95	$ (95)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Nine Months Ended September 30, 2006
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery and Engines [1]	Supplemental Consolidating Data: Financial Products	Supplemental Consolidating Data: Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 28,541	$ 28,541	$ -	$ -
Revenues of Financial Products	1,973	-	2,315	(342)[2]
Total sales and revenues	30,514	28,541	2,315	(342)
Operating costs:				
Cost of goods sold	21,578	21,578	-	-
Selling, general and administrative expenses	2,690	2,378	326	(14)[3]
Research and development expenses	979	979	-	-
Interest expense of Financial Products	754	-	761	(7)[4]
Other operating expenses	738	30	730	(22)[3]
Total operating costs	26,739	24,965	1,817	(43)
Operating profit	3,775	3,576	498	(299)
Interest expense excluding Financial Products	206	214	-	(8)[4]
Other income (expense)	165	(194)	68	291 [5]
Consolidated profit before taxes	3,734	3,168	566	-
Provision for income taxes	1,153	962	191	-
Profit of consolidated companies	2,581	2,206	375	-
Equity in profit (loss) of unconsolidated affiliated companies	74	72	2	-
Equity in profit of Financial Products' subsidiaries	-	377	-	(377)[6]
Profit	$ 2,655	$ 2,655	$ 377	$ (377)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Nine Months Ended September 30, 2005
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 24,965	$ 24,965	$ -	$ -
Revenues of Financial Products	1,711	-	1,935	(224)[2]
Total sales and revenues	26,676	24,965	1,935	(224)
Operating costs:				
Cost of goods sold	19,652	19,652	-	-
Selling, general and administrative expenses	2,308	2,013	328	(33)[3]
Research and development expenses	794	794	-	-
Interest expense of Financial Products	551	-	565	(14)[4]
Other operating expenses	654	6	653	(5)[3]
Total operating costs	23,959	22,465	1,546	(52)
Operating profit	2,717	2,500	389	(172)
Interest expense excluding Financial Products	198	202	-	(4)[4]
Other income (expense)	278	76	34	168 [5]
Consolidated profit before taxes	2,797	2,374	423	-
Provision for income taxes	850	704	146	-
Profit of consolidated companies	1,947	1,670	277	-
Equity in profit (loss) of unconsolidated affiliated companies	61	54	7	-
Equity in profit of Financial Products' subsidiaries	-	284	-	(284)[6]
Profit	$ 2,008	$ 2,008	$ 284	$ (284)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Nine Months Ended September 30, 2006
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 2,655	$ 2,655	$ 377	$ (377)[2]
Adjustments for non-cash items:				
Depreciation and amortization	1,220	721	499	-
Undistributed profit of Financial Products	-	(377)	-	377 [3]
Other	110	113	(279)	276 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(165)	15	78	(258)[4/5]
Inventories	(902)	(902)	-	-
Accounts payable and accrued expenses	327	258	51	18 [4]
Other assets - net	(345)	(280)	(27)	(38)[4]
Other liabilities - net	666	571	73	22 [4]
Net cash provided by (used for) operating activities	3,566	2,774	772	20
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(905)	(900)	(33)	28 [4]
Expenditures for equipment leased to others	(798)	-	(822)	24 [4]
Proceeds from disposals of property, plant and equipment	440	22	456	(38)[4]
Additions to finance receivables	(7,817)	-	(26,783)	18,966 [5]
Collections of finance receivables	6,204	-	24,465	(18,261)[5]
Proceeds from the sale of finance receivables	1,004	-	1,747	(743)[5]
Net intercompany borrowings	-	36	(235)	199 [6]
Investments and acquisitions (net of cash acquired)	(512)	(512)	-	-
Proceeds from sale of available-for-sale securities	255	17	238	-
Investments in available-for-sale securities	(357)	(34)	(323)	-
Other - net	201	5	204	(8)[7]
Net cash provided by (used for) investing activities	(2,285)	(1,366)	(1,086)	167
Cash flow from financing activities:				
Dividends paid	(531)	(531)	-	-
Common stock issued, including treasury shares reissued	383	383	(12)	12 [7]
Treasury shares purchased	(2,858)	(2,858)	-	-
Excess tax benefit from stock-based compensation	159	159	-	-
Net intercompany borrowings	-	235	(36)	(199)[6]
Proceeds from debt issued (original maturities greater than three months)	8,629	1,378	7,251	-
Payments on debt (original maturities greater than three months)	(8,517)	(766)	(7,751)	-
Short-term borrowings (original maturities three months or less) - net	905	(10)	915	-
Net cash provided by (used for) financing activities	(1,830)	(2,010)	367	(187)
Effect of exchange rate changes on cash	(6)	12	(18)	-
Increase (decrease) in cash and short-term investments	(555)	(590)	35	-
Cash and short-term investments at beginning of period	1,108	951	157	-
Cash and short-term investments at end of period	$ 553	$ 361	$ 192	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products profit after tax due to equity method of accounting.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.
[7] Change in investment and common stock related to Financial Products.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Nine Months Ended September 30, 2005
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 2,008	$ 2,008	$ 284	$ (284)[2]
Adjustments for non-cash items:				
Depreciation and amortization	1,113	633	480	-
Undistributed profit of Financial Products	-	(284)	-	284 [3]
Other	(89)	(150)	(141)	202 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(521)	248	10	(779)[4/5]
Inventories	(794)	(794)	-	-
Accounts payable and accrued expenses	313	207	114	(8) [4]
Other assets – net	69	100	(23)	(8) [4]
Other liabilities – net	31	(26)	58	(1)[4]
Net cash provided by (used for) operating activities	2,130	1,942	782	(594)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(709)	(677)	(32)	-
Expenditures for equipment leased to others	(965)	-	(965)	-
Proceeds from disposals of property, plant and equipment	447	31	416	-
Additions to finance receivables	(7,310)	-	(24,898)	17,588 [5]
Collections of finance receivables	4,889	-	21,589	(16,700)[5]
Proceeds from the sale of finance receivables	916	-	1,178	(262)[5]
Net intercompany borrowings	-	(315)	(11)	326 [6]
Investments and acquisitions (net of cash acquired)	(12)	(12)	-	-
Proceeds from sale of available-for-sale securities	443	17	426	-
Investments in available-for-sale securities	(508)	(19)	(489)	-
Other - net	145	(5)	150	-
Net cash provided by (used for) investing activities	(2,664)	(980)	(2,636)	952
Cash flow from financing activities:				
Dividends paid	(449)	(449)	-	-
Common stock issued, including treasury shares reissued	412	412	-	-
Treasury shares purchased	(1,039)	(1,039)	-	-
Net intercompany borrowings	-	11	315	(326)[6]
Proceeds from debt issued (original maturities greater than three months)	9,796	146	9,650	-
Payments on debt (original maturities greater than three months)	(7,619)	(85)	(7,534)	-
Short-term borrowings (original maturities three months or less) - net	(58)	474	(532)	-
Net cash provided by (used for) financing activities	1,043	(530)	1,899	(326)
Effect of exchange rate changes on cash	13	52	(7)	(32)[7]
Increase (decrease) in cash and short-term investments	522	484	38	-
Cash and short-term investments at beginning of period	445	270	175	-
Cash and short-term investments at end of period	$ 967	$ 754	$ 213	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products profit after tax due to equity method of accounting.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.
[7] Elimination of the effect of exchange on intercompany balances.

Safe Harbor Statement under the Securities Litigation Reform Act of 1995

Certain statements contained in our third quarter 2006 results release and conference call transcript are forward-looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be," "should" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the company and the markets it serves.

World Economic Factors

Our projection of increased sales of Machinery and Engines in 2006 assumes growth occurs in all regions. Principal factors underlying those forecasts include world economic growth of almost four percent, high commodity prices and good growth in both construction and mining. The major economic risk is that past interest rate hikes in the U.S., which have already depressed housing construction and sales of smaller machines, could impact other sectors and reduce replacement buying.

Outside North America, a sharp drop in commodity prices could reduce investment in energy and mining development as well as infrastructure construction. In addition, recent interest rate increases in Europe could undermine a recovery in construction that just started. Either of those developments could slow the expected increase in our results.

Demand for some products has strained production capabilities. Our forecast is vulnerable to supply disruptions, which could result from component shortages, transportation problems or new product introduction delays.

Our preliminary outlook for 2007 projects about 3.5 percent growth in the world economy, down slightly from 2006. In that environment, we expect sales and revenues will increase zero to five percent.

We expect the U.S. Federal Reserve will cut interest rates in 2007, allowing the economy to escape with a mid-cycle slowdown. Should the Fed hold interest rates steady well into 2007, or raise interest rates, the risk of a recession or severe slowdown would increase. Under those conditions, housing could decline more than expected, activity in other sectors could slow and fleet owners might scale back plans to replace machines. Those developments could be detrimental to our sales and revenue outlook.

New emissions standards for on-highway diesel truck engines come into effect in 2007, and we expect that implementation of the standards will significantly reduce sales of truck engines early in the year. However, the impact could be worse than anticipated, particularly if the economy weakens more than projected.

Preliminary 2007 forecasts assume modest increases in interest rates outside North America and only a slight slowing in economic growth. Should central banks react more aggressively, perhaps in response to inflation concerns, economic growth and construction could grow less than expected. That development could reduce growth in sales and revenues.

The expected increase in sales and revenues assumes continued good growth in both mining and energy development worldwide. Risks to the forecast include a significant weakening in commodity prices, widespread increases in interest rates, a slowdown in world industrial production, lower inflows of foreign investment and political disruptions.

Commodity Prices

Commodities represent a significant sales opportunity, with prices and production as key drivers. Prices have improved sharply over the past four years, and our outlook assumes that continued growth in world industrial production, low inventories and some difficulties in increasing production will cause metals prices to remain high enough in 2006 to encourage further mine investment. We expect most metals prices to decline in 2007 but not so much as to make new investment unprofitable. However, metals prices are volatile and respond quickly to any signs that markets are being over-supplied. Factors that could signal excess supply include an unexpected rise in inventories, mines increasing output faster than expected, a slowing in world industrial production and speculative selling of metals. Any, or all, of these developments could cause prices to drop sharply and mines to scale back investments to the detriment of our results.

International coal prices strengthened in recent months, but prices in the United States softened. We expect some decline in prices throughout 2007, but anticipate that worldwide demand for coal will increase and that mines will find it financially attractive to increase capacity. The outlook for continued growth in coal mining is vulnerable to mine permitting problems, transportation difficulties, weak utility demand, slow growth in world industrial production and steep declines in oil and natural gas prices.

Oil and natural gas prices increased sharply over the past four years due to strong demand and high capacity usage. Higher energy prices have not halted economic recoveries since strong demand boosted prices and world production increased. High prices are encouraging more exploration and development. Prices declined recently, but we expect prices to remain high enough throughout 2007 to favor investment in production capacity.

Risks are twofold. One, prices could surge sharply higher due to OPEC production cuts or political unrest in a major producing country. The resulting oil shortages and price spikes could slow economies, potentially with a depressing impact on our sales. Two, weak oil demand, particularly in the face of supply increases, could lead to much lower prices and a reduction in exploration and development.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the United States and abroad could have a significant impact on economic growth and demand for our product. In general, higher than expected interest rates, reductions in government spending, higher taxes, excessive currency movements and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand.

With economic data looking more favorable, central banks in many countries have raised interest rates from the lowest rates in decades, with the U. S. Federal Reserve Bank being the most aggressive. Our outlook assumes that the Fed will keep rates steady for the rest of this year and then cut rates in 2007. Should that not occur, risks of a recession or significant slowdown would increase to the detriment of our results. Many countries outside the United States will raise rates further. Our assumption is that increases will be cautious and cause only modest slowing in economic growth next year. Should central banks raise interest rates more aggressively than anticipated, both economic growth and our sales could suffer.

Budget deficits in many countries remain higher than governments would like. Our outlook assumes that governments will not aggressively raise taxes and slash spending to deal with their budget imbalances. Such actions could disrupt growth and negatively affect our sales.

Political Factors

Political factors in the United States and abroad can impact global companies. Our outlook assumes that no major disruptive changes in economic policies occur in either the United States or other major economies. Significant changes in either taxing or spending policies could reduce activities in sectors important to our businesses, thereby reducing sales.

Our outlook assumes that there will be no widespread military conflicts in either North Korea or the Middle East in the forecast period. Such military conflicts could severely disrupt sales into countries affected as well as nearby countries.

Our outlook also assumes that there will be no major terrorist attacks. If there is a major terrorist attack, confidence could be undermined, potentially causing a sharp drop in economic activities and our sales. Attacks in major developed economies would be the most disruptive.

Our outlook assumes that efforts by countries to increase their exports will not result in retaliatory countermeasures by other countries to block such exports, particularly in the Asia/Pacific region.

Our outlook includes a negative impact from the phaseout of the Extraterritorial Income Exclusion as enacted by the American Jobs Creation Act of 2004. Our outlook assumes any other tax law changes will not negatively impact our provision for income taxes.

Currency Fluctuations

The company has costs and revenues in many currencies and is therefore exposed to risks arising from currency fluctuations. Our outlook assumes no significant currency crises occur that could disrupt international trade or the competitiveness of our facilities. Should any crisis develop, economic activity and our results could be negatively impacted.

The company's largest manufacturing presence is in the United States, so any unexpected strengthening of the dollar tends to raise the foreign currency costs to our end users and reduce our global competitiveness.

Dealer/Original Equipment Manufacturers Inventory Practices

The company sells finished products through an independent dealer network or directly to Original Equipment Manufacturers (OEM). Both carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessments of future needs. Such adjustments can impact our results either positively or negatively.

The current outlook assumes our dealers will make significant reductions to record high machine inventories. Should dealers control inventories even more tightly, possibly if construction and mining were weaker than expected, our sales would be lower.

Financial Products Division Factors

Inherent in the operation of Cat Financial is the credit risk associated with its customers. The creditworthiness of each customer and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of interest expense associated with our debt portfolio. Our "match funding" policy addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of our debt portfolio with the interest rate profile of our receivables portfolio (loans and leases with customers and dealers) within pre-determined ranges on an ongoing basis. To achieve our match funding objectives, we issue debt with a similar interest rate profile to our receivables and also use interest rate swap agreements to manage our interest rate risk exposure to interest rate changes and in some cases to lower our cost of borrowed funds. If interest rates move upward more sharply than anticipated, our financial results could be negatively impacted. Cat Financial's results are also dependent upon the demand for Caterpillar machinery and engines; our marketing, operational and administrative support; and competition from other finance companies. With respect to our insurance and investment management operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

Other Factors

The rates of infrastructure spending, housing starts, commercial construction and mining play a significant role in the company's results. Our products are an integral component of these activities, and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted.

Historical data show that major flu epidemics often caused sharp drops in economic output. Should the avian flu virus gain the ability to transfer from person to person, a severe epidemic could occur. The resulting disruptions to economic activity could reduce our sales.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or material costs and/or higher than expected financing costs due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions in which the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales. If actual results vary from this projected geographic and product mix of sales, our results could be negatively impacted.

The company operates in a highly competitive environment, and our outlook depends on a forecast of the company's share of industry sales. An unexpected reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment remains competitive from a pricing standpoint. Our 2006 sales outlook assumes that the company continues to recognize worldwide machine price actions communicated to dealers during the year. Our 2007 sales outlook assumes that the price increases announced for January 2007 hold in the marketplace. While we expect that the environment will continue to absorb these price actions, changes in the marketplace acceptance would negatively impact our results. Moreover, additional price discounting to maintain our competitive position could result in lower than anticipated realization.

Our sales and results are generally sensitive to changes in economic growth, particularly those originating in construction, mining and energy. Developments reducing such activities also tend to lower our sales. In addition to the factors mentioned above, our sales and results could be negatively impacted by any of the following:

- Any sudden drop in consumer or business confidence;
- Delays in legislation needed to fund public construction;
- Regulatory or legislative changes that slow activity in key industries; and/or
- Unexpected collapses in stock markets.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the company's actual results to differ from those currently anticipated.